Exhibit 99.2

Condensed unaudited interim consolidated financial statements

For the three and six month periods ended January 31, 2012 and 2011

HELIX BIOPHARMA CORP.
Condensed Consolidated Statement of Financial Position
In thousands of Canadian dollars
Unaudited

As at:	January 31, 2012	July 31, 2011
		(note 14)

ASSETS

Current assets
Cash and cash equivalents	$9,280	$19,044
Cash held in escrow (notes 7, 16)	2,639	-
Accounts receivable	950	1,906
Inventory	505	528
Prepaid expenses	286	202
	13,660	21,680
Non-current assets
Other receivables (note 4)	660	660
Property, plant and equipment	1,701	2,031
Total assets	$16,021	$24,371

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$844	$1,085
Accrued liabilities	4,372	804
Income tax payable	-	296
Deferred lease credit	25	25
	5,241	2,210
Non-current liabilities
Deferred lease credit	35	48
Total liabilities	5,276	2,258

Shareholders’ Equity (note 5)
Common shares	102,385	102,250
Share purchase warrants	7,167	7,214
Stock options	6,145	5,008
Contributed surplus	7,024	6,917
Deficit	(111,976)	(99,276)
Total shareholders’ equity	10,745	22,113

Contingent liability (note 11)
Subsequent event (note 16)
Comparative figures (note 17)

Total liabilities and shareholders’ equity	$16,021	$24,371

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statement of Net Loss and Comprehensive Loss
In thousands of Canadian dollars, except per share amounts
Unaudited

	For the three months ended		For the six months ended
	January 31		January 31

	2012	2011	2012	2011

Revenue
Product revenue	$1,026	$1,162	$2,148	$2,267
License fees and royalties	-	26	-	126
	1,026	1,188	2,148	2,393
Expenses
Cost of sales	413	376	869	790
Research and development	2,231	2,474	4,342	5,320
Operating, general and administration	1,368	1,369	2,643	2,699
Sales and marketing	305	312	602	610
Special committee and settlement agreement (note 13)	6,159	-	6,405	-
Foreign exchange loss	41	8	66	(27)
	10,517	4,539	14,927	9,392

Loss before finance income, income taxes and gain on sale of license	(9,491)	(3,351)	(12,779)	(6,999)
Finance income	35	44	79	94
Income taxes	-	(333)	-	(336)
Gain on sale of license (note 15)	-	1,336	-	1,336

Net loss and total comprehensive loss	$(9,456)	$(2,304)	$(12,700)	$(5,905)

Loss per common share:
Basic and diluted	$(0.14)	$(0.03)	$(0.19)	$(0.09)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	67,215,245	64,507,563	67,212,030	64,383,351

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
In thousands of Canadian dollars, except common share and warrant numbers
Unaudited

									Total
		Common shares		Share purchase warrants			Contributed		shareholders
	Note	Amount	Number	Amount	Number	Options	surplus	Deficit	equity
Balances, July 31, 2010		$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$15,761

IFRS transition	14	–	–	–	–	658	–	(658)	–

Balances as revised, August 1, 2010		$90,718	59,975,335	$3,102	10,025,000	$4,134	$5,728	$(87,921)	$15,761
Net loss for the period		–	–	–	–	–	–	(3,601)	(3,601)
Common stock, issued		7,394	4,530,000	–	–	–	–	–	7,394
Warrants, issued		–	–	2,063	4,530,000	–	–	–	2,063
Stock-based compensation	14	–	–	–	–	732	–	–	732
Balances, October 31, 2010		$98,112	64,505,335	$5,165	14,555,000	$4,866	$5,728	$(91,522)	$22,349
Net loss for the period		–	–	–	–	–	–	(2,304)	(2,304)
Stock options, exercised		7	2,500	–	–	(3)	–	–	4
Stock options, expired, unexercised		–	–	–	–	(3)	3	–	–
Stock-based compensation	14	–	–	–	–	409	–	–	409
Balances, January 31, 2011		$98,119	64,507,835	$5,165	14,555,000	$5,269	$5,731	$(93,826)	$20,458

									Total
		Common shares		Share purchase warrants			Contributed		shareholders
	Note	Amount	Number	Amount	Number	Options	surplus	Deficit	equity
Balances, July 31, 2011		$102,250	67,164,934	$7,214	17,126,084	$5,008	$6,917	$(99,276)	$22,113

Net loss for the period		–	–	–	–	–	–	(3,244)	(3,244)
Common stock, issued		39	18,286	–	–	–	–	–	39
Warrants expired, unexercised		–	–	(47)	(3,400,000)	–	47	–	–
Stock-based compensation		–	–	–	–	386	–	–	386
Stock options, exercised		74	25,595	–	–	(31)	–	–	43
Balances, October 31, 2011		$102,363	67,208,815	$7,167	13,726,084	$5,363	$6,964	$(102,520)	$19,337
Net loss for the period		–	–	–	–	–	–	(9,456)	(5,465)
Common stock, issued		22	13,062	–	–	–	–	–	22
Warrants expired, unexercised		–	–	–	–	(60)	60	–	–
Stock-based compensation		–	–	–	–	842	–	–	842
Balances, January 31, 2012		$102,385	67,221,877	$7,167	13,726,084	$6,145	$7,024	$(111,976)	$14,736

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Condensed Consolidated Statements of Cash Flows
In thousands of Canadian dollars
Unaudited

	For the three months ended		For the six months ended
	January 31		January 31

	2012	2011	2012	2011

Cash provided by (used in):

Operating activities
Net loss for the period	$(9,456)	$(2,304)	$(12,700)	$(5,905)
Items not involving cash
Amortization of capital assets	174	105	348	212
Deferred lease credit	(6)	(6)	(13)	(12)
Stock-based compensation	842	409	1,228	1,141
Stock-based consideration	22	–	61	–
Foreign exchange loss	41	8	66	(27)
Change in non-cash working capital
Accounts receivable	5	443	956	347
Inventory	(80)	21	23	14
Prepaid and other expenses	(145)	37	(84)	188
Accounts payable	(455)	(13)	(241)	157
Accrued liabilities	3,663	83	3,568	(375)
Income taxes payable	(298)	343	(296)	303
Net cash used in operating activities	(5,693)	(874)	(7,084)	(3,957)

Financing activities
Private placement proceeds, net of issue costs	–	–	–	9,457
Proceeds from the exercise of stock options	–	4	43	4
Net cash provided by financing activities	–	4	43	9,461

Investing activities
Purchase of capital assets	(1)	(71)	(18)	(80)
Net cash used in investing activities	(1)	(71)	(18)	(80)

Effect of exchange rate changes on cash and cash equivalents and cash held in escrow	(41)	(8)	(66)	27

Net increase (decrease) in cash and cash equivalents and cash held in escrow	(5,735)	(949)	(7,125)	5,451

Cash and cash equivalents and cash held in escrow, beginning of period	17,654	19,525	19,044	13,125

Cash and cash equivalents and cash held in escrow, end of period (note 16)	$11,919	$18,576	$11,919	$18,576

The accompanying notes are an integral part of these consolidated financial statements.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1.	Basis of presentation and going concern

These condensed unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent mainly on obtaining additional financing, which is always challenging for research and development companies like Helix, and even more so during the recent global economic downturn. The Company has a history of net losses and based on its current operational forecast, expects to continue to operate at a loss for the foreseeable future. Primarily due to the magnitude of expenditures incurred by the Company in connection with the AGM / Special Committee Matters and the Settlement Agreement, the Company’s cash reserves of $6,860,000 as at March 15, 2012 are insufficient to meet anticipated cash needs for working capital and capital expenditures through the next twelve months. The cash reserve amount of $6,860,000 includes the return of $1,567,000 from funds previously placed in escrow but excludes an amount of $1,072,000 which still remains in escrow as at March 15, 2012. Management believes that the Company will need to take various cost-cutting and/or cost-deferral initiatives in order to extend its current cash position while it seeks additional financing. There can be no assurance, however, that additional financing can be obtained in a timely manner, or at all, or that the Company will be successful in cost-cutting and or cost-deferral initiatives to extend its current cash position beyond the next twelve months. The foregoing initiatives, if not successful, may cast significant doubt as to the ability of the Company to operate as a going concern and accordingly, the appropriateness of the use of the accounting principles applicable to a going concern. These condensed unaudited interim consolidated financial statements do not include any adjustments that might be necessary to the carrying amount and classification of reported assets, liabilities, revenue and expenses that might be necessary should the Company not be successful in its aforementioned initiatives. Such adjustments could be material. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern.

The accounting policies set out below have been applied consistently to all periods presented in these condensed unaudited interim consolidated financial statements and in preparing the opening IFRS statements of financial position at August 1, 2010, the date of transition to IFRS, unless otherwise indicated.

Statement of compliance
For all periods up to and including the year ended July 31, 2011, the Company presented its condensed unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These condensed unaudited interim consolidated financial statements for the three-month and six-month period ended January 31, 2012 have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements.

These are the Company’s International Financial Reporting Standards (“IFRS”) condensed unaudited interim consolidated financial statements for part of the period covered by first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 14. The notes presented in these condensed unaudited interim consolidated financial statements include only significant events and transactions that have occurred since the last fiscal year end and are not fully inclusive of all matters required to be disclosed in the annual financial statements.

The policies applied in these condensed unaudited interim consolidated financial statements are based on IFRS issued and in effect as of March 6, 2012, the date the Board of Directors approved the condensed unaudited interim consolidated financial statements. Any subsequent changes to IFRS or their interpretation that are given effect in the Company’s annual financial statements for the year ended July 31, 2012 could result in restatement of these condensed unaudited interim consolidated financial statements, including the transition adjustments recognized on changeover to IFRS.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these condensed unaudited interim consolidated financial statements and in preparing the opening IFRS statements of financial position at August 1, 2010, the date of transition to IFRS, unless otherwise indicated.

Basis of consolidation
The condensed unaudited interim consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as property, plant and equipment. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the quarter ended January 31, 2012 was $357,000 (2011 - $316,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided using the following methods and estimated useful life:

Asset	Basis	Rate
Computer equipment	Straight line	3 years
Furniture and fixtures	Straight line	5 years
Research and manufacturing equipment	Straight line	10 years
Leasehold improvements	Straight line over lease term	Lease term

Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.
Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at January 31, 2012 totals $936,000 (July 31, 2011- $1,968,000), of which $276,000 (July 31, 2011- $1,308,000) is included in current accounts receivable and $660,000 is classified as other receivables (July 31, 2011- $660,000).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the fair value method. The fair value of stock options granted is determined at the appropriate measurement date using the Black-Scholes option pricing model, and generally expensed over the options’ vesting period for employee awards and non-employee awards. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, the Company accounts for forfeitures using an estimate based on historical trends. On November 8, 2011 a dissident shareholders group issued a press release stating that they, together with certain other shareholders, hold common shares representing 50% of the issued and outstanding voting securities of the Company. The Company has determined that the dissident shareholders group and their supporters, by entering into voting and support agreements, have triggered the “change of control” clause contained in the Company’s 2010 Equity Compensation Plan. As a result of these actions by the dissident shareholder group, under the Company’s 2010 Equity Compensation Plan, an accelerated vesting took place of all unvested stock options as at November 8, 2011. Nevertheless, the Board has asked senior management and certain continuing directors included in management’s information circular filed on SEDAR on January 6, 2012 to waive the accelerated vesting of these stock options, despite their entitlement to it under the terms of the 2010 Equity Compensation Plan, and to agree to an amendment to the definition of “change of control” for the purposes of their options under the 2010 Equity Compensation Plan so that it conforms to the definition contained in the employment agreements.

Foreign currency translation
The Company’s currency of presentation is the Canadian dollar, which is also the Company’s functional currency. Foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of certain existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, the deferred tax asset has not been recognized.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Impairment of long-lived assets
(i) Financial assets:
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the assets’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss for all financial assets except available-for-sale equity securities.

(ii) Non-financial assets:
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Basic and diluted loss per common share
Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards and pronouncements

Not yet adopted
Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are mandatory for annual periods beginning on or after January 1, 2011 or later periods. Many of these updates are not applicable or are inconsequential to the Company and have been excluded from the discussion below.

The remaining pronouncements are being assessed to determine their impact on the Company's results and financial position:

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement, as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39, Financial instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company's financial assets but will potentially have an impact on classification and measurements of financial liabilities. Management is assessing and will quantify the effect, if any, in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10, Consolidated Financial Statements
The amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IFRS 11, Joint Arrangements
The amendment replaces IAS 31 – Interests in Joint Ventures and SIC-13 Jointly controlled entity – Non-monetary Contributions by Venturers and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

IAS 12, Income Taxes - Recovery of Underlying Assets
The amendment clarified the determination of deferred tax in investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40, Investment Property should be determined on the basis that its carrying amount will be recovered through sale. Further, it introduces the requirement to calculate deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16, Property, Plant and Equipment always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. The adoption of this interpretation is likely to have no effect on the consolidated financial statements of the Company.

IFRS 13, Fair Value Measurement
The amendment does not change the circumstances under which an entity is required to use fair value, but rather provides an entity guidance on how to measure the fair value of financial and non-financial assets and liabilities when required or permitted by IFRS. The disclosure requirements are substantial. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Company is currently in the process of evaluating the implications of this new standard, if any.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4.	Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At January 31, 2012, cash refundable investment tax credits total $936,000 (July 31, 2011- $1,968,000), of which $276,000 (July 31, 2011- $1,308,000) is included in current accounts receivable and $660,000 is classified as other receivables (July 31, 2011- $660,000).

5.	Shareholders’ equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at January 31, 2012 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at January 31, 2012 the Company had 67,221,877 common shares issued and outstanding (July 31, 2011 – 67,164,934).

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

On March 28, 2011, the Company completed a private placement, issuing 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 27, 2016. Of the gross proceeds amount, $1,362,000 was allocated to the share purchase warrants based on fair value and the residual amount of $2,588,000 was allocated to common stock. Share issue costs totalling $34,000 were proportionately allocated to the share purchase warrants ($12,000) and common stock ($22,000), respectively.

On March 30, 2011, the Company completed a private placement, issuing 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 29, 2016. Of the gross proceeds amount, $759,000 was allocated to the share purchase warrants based on fair value and the residual amount of $1,436,000 was allocated to common stock. Share issue costs totalling $175,000 were proportionately allocated to the share purchase warrants ($60,000) and common stock ($115,000), respectively.

The following table provides information on share purchase warrants outstanding as at:

	January 31, 2012		July 31, 2011
	Remaining	Number of share	Remaining	Number of share
	contractual	purchase warrants	contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	-	-	0.17	3,400,000
$2.87	0.85	6,625,000	1.11	6,625,000
$3.40	1.76	4,530,000	2.02	4,530,000
$3.35	4.42	1,652,719	4.66	1,652,719
$3.35	4.42	918,365	4.67	918,365
Outstanding, end of period		13,726,084		17,126,084

Page | 11

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Stock options
The Company’s equity compensation plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at January 31, 2012, options to purchase up to 6,720,881 common shares may be granted under the plan. As at January 31, 2012, options to purchase a total of 4,956,189 common shares have been issued and are outstanding under the equity compensation plan. In addition, 97,647 common shares have been issued to consultants.

The following table provides information on stock options outstanding and exercisable as at:

	January 31, 2012		July 31, 2011
		Weighted average		Weighted average
		exercise price		exercise price
	Number	per share	Number	per share
Outstanding, beginning of period	4,996,189	$2.32	3,691,500	$2.19

Granted	–	–	2,057,000	2.75
Exercised	–	–	(22,216)	1.68
Forfeited	(40,000)	2.59	(6,000)	2.59
Expired	–	–	(658,500)	2.00
Outstanding, end of period	4,956,189	$2.32	5,061,784	$2.32
Exercisable, end of period	4,063,689	$2.21	2,541,284	$2.10

The following table provides information on options outstanding and exercisable as at:

		January 31, 2012			July 31, 2011
			Number of			Number of
	Remaining	Number of	vested and	Remaining	Number of	vested and
Exercise	contractual	options	exercisable	contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	4.88	1,992,189	1,992,189	5.38	2,042,784	1,532,784
$2.43	3.55	870,000	630,000	4.05	890,000	222,500
$2.74	2.87	930,000	810,000	3.37	965,000	495,000
$3.00	4.50	1,164,000	631,500	5.00	1,164,000	291,000
Outstanding, end of period	4.24	4,956,189	4,063,689	4.68	5,061,784	2,541,284

6.	Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Page | 12

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in note 5.

Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are expected to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

7.	Financial instruments and risk management

The Company has classified its financial instruments as follows as at:

Fair Value	January 31, 2012	July 31, 2011
Financial assets
Cash and cash equivalents	$9,280,000	$19,044,000
Cash held in escrow (note 16)	$2,639,000	$–
Accounts receivable	$950,000	$1,906,000
Other receivables	$286,000	$660,000

Financial Liabilities
Accounts payable, measured at amortized cost	$844,000	$1,085,000
Accrual liabilities, measured at amortized cost	$4,372,000	$804,000

Fair value
The fair value of financial instruments as at January 31, 2012 and July 31, 2011 approximates their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Page | 13

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the sales and purchases that are denominated in currencies other than functional currencies. In addition, foreign exchange risks arise from purchase transactions, as well as recognized monetary financial assets and liabilities denominated in foreign currencies. Up to November 30, 2010, the Company also received a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-Prep® to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”). In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The agreement with Helsinn became effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep® going forward.

The Company has maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies are as follows as at:

				January 31, 2012						July 31, 2011
				US						US
Price		Euro		Dollars		Sterling		Euros		Dollars		Sterling
Cash and cash equivalents		324		125		–		515		88		–
Accounts receivable		–		–		–		–		–		–
Investment		–		–		–		–		–		–
Accounts payable		(53)		(252)		(1)		(353)		(225)		(3)
Accruals		–		–		–		(5)		–		–
Net foreign currencies		271		(127)		(1)		157		(137)		(3)
Closing exchange rate		1.3115		1.0028		1.5834		1.3726		0.9555		1.5682
Impact of 1% change in exchange rate	$	+/- 4	$	+/- 1	$	+/- 0	$	+/- 2	$	+/- 1	$	+/- 0

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not materially impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

Page | 14

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at:

	January 31, 2012	July 31, 2011
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$351	$304
31 to 60 days	45	144
61 to 90 days	24	16
Over 90 days	(1)	1
Trade accounts receivable	419	465
Government related – HST and VAT	251	124
Research and development investment tax credits	276	1,308
Other	10	15
	956	1,912
Allowance for doubtful accounts – trade account	(6)	(6)
	$950	$1,906

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following table provides information on payables and accruals as at:

		January 31, 2012			July 31, 2011
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$4,372	$4,372	$–	$1,889	$1,889	$–

Since inception, the Company has financed its operations from equity proceeds received upon the sale of equity securities, and, to a lesser extent, from the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Accessing the capital markets is particularly challenging for companies that operate in the biotechnology industry.

8.	Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

Page | 15

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the various revenues by geographic region:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Canada:
Product revenue	$940	$1,062	$1,971	$2,075

United States:
Product revenue	86	100	177	192

Europe:
License fee and royalty revenue	–	26	–	126

	$1,026	$1,188	$2,148	$2,393

The following table summarizes the percentages by the top customers by revenue category as at:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Product revenue - top five customers	54%	52%	53%	52%
License fee and royalty - represented by Helsinn	–%	100%	–%	100%

The following table summarizes the Company’s assets by geographic region as at January 31, 2012:

	Cash and cash equivalents and	Accounts		Prepaid and	Other	Property, plant
	cash held in escrow (note 16)	receivable	Inventory	other assets	receivables	and equipment	Total
Canada	$11,369	$950	$505	$286	$660	$1,673	$15,443
USA	125	–	–	–	–	28	153
Europe	425	–	–	–	–	–	425
Balances, January 31, 2012	$11,919	$950	$505	$286	$660	$1,701	$16,021

The following table summarizes the Company’s assets by geographic region as at July 31, 2011:

	Cash and cash equivalents and	Accounts		Prepaid and	Other	Property, plant
	cash held in escrow (note 16)	receivable	Inventory	other assets	receivables	and equipment	Total
Canada	$18,253	$1,906	$528	$202	$660	$1,994	$23,543
USA	84	–	–	–	–	37	121
Europe	707	–	–	–	–	–	707
Balances, July 31, 2011	$19,044	$1,906	$528	$202	$660	$2,031	$24,371

Page | 16

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

9.	Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

DOS47
The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed for the Company’s significant research and development projects:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Topical Interferon Alpha-2b	$965	$891	$1,863	$2,176
DOS47	1,266	1,583	2,479	3,144
	$2,231	$2,474	$4,342	$5,320

10.	Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

11.	Contingent liability

Indemnification of directors and officers
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these condensed unaudited interim consolidated financial statements relating to this indemnification.

Success fee
The Company signed an agreement with a consulting firm to provide advisory services to assist the Company in any negotiations of a potential alliance, collaboration, research agreement, option agreement, partnering or licensing transaction. The success fee is payable upon the completion of a transaction. The success fee is equal to 133% of the consulting firm’s standard billing amount less any fees paid and payable by the Company. As at January 31, 2012, the success fee payable, in the event a transaction is completed, is approximately $125,000.

Page | 17

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

12.	Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units.

In fiscal 2011 the Company signed an agreement where a director of the Company is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there have been no related party transactions among the parties up to now, since the trials have not yet commenced.

The Company had the following related party transactions:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Legal fees to Cawkell Brodie Glaister LLP	$589	$204	$638	$220
Contracted fill-finish services with CBI	$–	$16	$–	$169

The key management personnel of the Company are the Chief Executive Officer, the President and Chief Operating Officer, the Chief Scientific Officer, the Chief Financial Officer and the VP Product Distribution. Compensation for key management personnel of the Company is detailed below:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Salaries and benefits	$401	$379	$776	$758
Stock-based compensation	292	182	504	549
	$693	$561	$1,280	$1,307

Director compensation is detailed below:

	For the three months ended January 31		For the six months ended January 31
	2012	2011	2012	2011

Fees	$95	$42	$137	$84
Stock-based compensation	280	83	375	252
	$375	$125	$512	$336

These transactions are recorded at the amount agreed to by the related parties.

Page | 18

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

13.	Special Committee and settlement agreement

On November 16, 2012 the Company announced that its Board of Directors (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to advise the Board with respect to the Company’s annual general meeting (“AGM”) of shareholders, which was held on January 30, 2012 and was contested by a group of dissident shareholders. The Special Committee was also established to deal with matters which were raised by certain shareholders who participated in private placements by the Company in Europe. The Special Committee retained Norton Rose OR LLP, as independent legal counsel and Ernst & Young LLP to assist the Special Committee in its investigations. Court applications related to the AGM were also initiated. A settlement agreement was reached on March 14, 2012. The expense amount included in the Company’s condensed unaudited interim consolidated financial statements for the three and six month periods ended January 31, 2012 and 2011 include, pursuant to the settlement agreement, actual expenditures incurred as at March 13, 2012 by the Company, the dissident group and other parties in the court applications, relating to the AGM, and the Special Committee and litigation matters, now settled, in addition to a provision for future expenditures which the Company deems likely to be paid out and for which costs could be reasonably estimated. Any additional expenditure associated with the Special Committee and settlement agreement will be expensed in future quarters. See also Note 16 – Subsequent Event.

14.	Transition to IFRS

As stated in note 1, these condensed unaudited interim consolidated financial statements for the three-month and six-month period ended January 31, 2012 have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. In preparing these consolidated financial statements, the Company's opening consolidated statement of financial position was prepared as at August 1, 2010, the Company's date of transition to IFRS. The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements for the three-month and six-month period ended January 31, 2012, and the comparative information presented for the year ended July 31, 2011and the three-month and six-month period ended January 31, 2011.

This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position and consolidated statement of net loss and comprehensive loss as at and for the three-month and six-month period ended January 31, 2011 and its previously published Canadian GAAP consolidated financial statements as at and for the year ended July 31, 2011. The transition from Canadian GAAP to IFRS has not had a material impact on the statements of cash flows. The reconciling items between Canadian GAAP and IFRS presentation has no net effect on the cash flows generated.

Below are the specific IFRS expense adjustments to reconcile the Canadian GAAP Consolidated Statement of Net Loss and Comprehensive Loss to IFRS:

	For the three month period ended January 31, 2011				For the six month period ended January 31, 2011
		IFRS adjustments				IFRS adjustments
			Amortization of				Amortization of
	Canadian	Stock-based	property, plant		Canadian	Stock-based	property, plant
	GAAP	compensation	and equipment	IFRS	GAAP	compensation	and equipment	IFRS
Research and development	$2,211	$164	$99	$2,474	$4,612	$508	$200	$5,320
Operating, general and administration	1,141	223	5	1,369	2,117	572	10	2,699
Sales and marketing	289	22	1	312	547	61	2	610
Amortization of property, plant and equipment	105	–	(105)	–	212	–	(212)	–
Stock-based compensation	336	(336)	–	–	1,030	(1,030)	–	–
		$73	$–			$111	$–

In preparing its IFRS financial statements, the Company adjusted certain amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s consolidated statements of financial position, statements of net loss and comprehensive loss and cash flows is set out in the following tables and accompanying notes.

Page | 19

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Canadian GAAP consolidated statements of financial position have been reconciled to IFRS as follows:

		As at July 31, 2011			As at January 31, 2011
	Canadian	IFRS		Canadian	IFRS
	GAAP	adjustment	IFRS	GAAP	adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents	$19,044	$–	$19,044	$18,576	$–	$18,576
Accounts receivable	1,906	–	1,906	1,018	–	1,018
Inventory	528	–	528	766	–	766
Prepaid expenses	202	–	202	210	–	210
	21,680	–	21,680	20,570	–	20,570
Non-current assets
Other receivables	660	–	660	459	–	459
Property, plant and equipment	2,031	–	2,031	1,855	–	1,855
Total assets	$24,371	$–	$24,371	$22,884	$–	$22,884

LIABILITIES
Current liabilities
Accounts payable	$1,085	$–	$1,085	$1,549	$–	$1,549
Accrued liabilities	804	–	804	446	–	446
Income tax payable	296	–	296	346	–	346
Deferred lease credit	25	–	25	25	–	25
	2,210	–	2,210	2,366	–	2,366
Non-current assets
Deferred lease credit	48	–	48	60	–	60
Total liabilities	$2,258	$–	$2,258	$2,426	$–	$2,426

SHAREHOLDERS’ EQUITY
Common shares	$102,250	$–	$102,250	$98,119	$–	$98,119
Share purchase warrants	7,214	–	7,214	5,165	–	5,165
Stock options	4,343	665	5,008	4,448	821	5,269
Contributed surplus	6,917	–	6,917	5,783	(52)	5,731
Deficit	(98,611)	(665)	(99,276)	(93,057)	(769)	(93,826)
Total shareholders’ equity	$22,113	$–	$22,113	$20,458	$–	$20,458
Total liabilities and and shareholders’ equity	$24,371	$–	$24,371	$22,884	$–	$22,884

Page | 20

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Canadian GAAP Consolidated Statement of Net Loss and Comprehensive Loss have been reconciled to IFRS as follows:

	For the three month period ended			For the six month period ended
		January 31, 2011			January 31, 2011
	Canadian	IFRS		Canadian	IFRS
	GAAP	adjustment	IFRS	GAAP	adjustment	IFRS
Revenue
Product Revenue	$1,162	$–	$1,162	$2,267	$–	$2,267
Royalties and license fees	26	–	26	126	–	126
	1,188	–	1,188	2,393	–	2,393
Expenses
Cost of sales	$376	$–	$376	$790	$–	$790
Research and development	2,211	263	2,474	4,612	708	5,320
Operating, general and administration	1,141	228	1,369	2,117	582	2,699
Sales and marketing	289	23	312	547	63	610
Special committee and settlement agreement	–	–	–	–	–	–
Amortization of property, plant and equipment	105	(105)	–	212	(212)	–
Stock-based compensation	336	(336)	–	1,030	(1,030)	–
Foreign exchange loss (gain)	8	–	8	(27)	–	(27)
	4,466	73	4,539	9,281	111	9,392
Loss before undernoted items	(3,278)	(73)	(3,351)	(6,888)	(111)	(6,999)
Interest income	44	–	44	94	–	94
Gain on sale of license	1,336	–	1,336	1,336	–	1,336
Income taxes	(333)	–	(333)	(336)	–	(336)
Net loss	(2,231)	(73)	(2,304)	(5,794)	(111)	(5,905)
Total Comprehensive Loss	$(2,231)	$(73)	$(2,304)	$(5,794)	$(111)	$(5,905)

Notes to the Consolidated Statement of Net Loss and Comprehensive Loss for the Three and Six Month Period Ended January 31, 2011

Share-based payments
Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. Forfeitures of awards are recognized as they occur. Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Presentation of statement of operations
The statement of operations was presented by nature of expenses and presented the amortization expense relating to fixed assets, and stock based compensation expense as separate line items. The Company elected to present its items in the consolidated statements of comprehensive loss by nature of expenses. In the notes to the condensed unaudited interim consolidated financial statements, the amount of stock-based compensation expense and amortization expense has been allocated to the related function. For stock-based compensation expense, the allocation by

Page | 21

HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

function has been done proportionately based on the original expense amount for research and development, operating, general and administration and sales and marketing. For amortization expense, the allocation by function has been done based on the approximate net book value of fixed assets in the research and development, operating, general and administration and sales and marketing departments.

15.	Gain on sale of license

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule set to start immediately following the U.S. commercialization of Klean-Prep.

The agreements with Helsinn were effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

16.	Subsequent event

Settlement agreement
Subsequent to January 31, 2012, two of the Concerned Shareholders commenced an application to the Ontario Superior Court of Justice (Commercial List) challenging the decision made by the Chair at the AGM and seeking, among other things, an order declaring that the slate of directors proposed by the Concerned Shareholders were elected at the AGM. The Special Committee’s application was amended after the AGM to seek, among other things, an order requiring a new AGM and ancillary relief related to the conduct of the voting process at a new AGM. On March 14, 2012, the Company announced that it had entered into a settlement agreement (the “Settlement Agreement”) with the Concerned Shareholders.

As a result of the Settlement Agreement, effective March 16, 2012, the Board of Directors of Helix (the “New Board”) will consist of William White, Robert Verhagen, Marek Orlowski, Mario Gobbo, Jack Kay, and W. Thomas Hodgson.

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as CEO for a transition period of up to six months, as determined by the New Board, at which time he will resign and be entitled to all “change of control” payments and benefits under his employment contract with Helix, regardless of whether a “change of control” has in fact occurred as defined in his employment contract.

As part of the Settlement Agreement, all litigation has been dismissed and releases have been exchanged between Helix and the members of its Board of Directors (as constituted prior to the New Board), on the one hand, and the Concerned Shareholders (Zbigniew Lobacz, ACM Alpha Consulting Management Est. (“ACM Est.”), ACM Alpha Consulting Management AG (collectively with ACM Est., “ACM”), and Andreas Kandziora), Veronika Kandziora and Slawomir Majewski, on the other hand (the Concerned Shareholders, Veronika Kandziora and Slawomir Majewski being, collectively, the “Respondents”). Also as part of the Settlement Agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the Respondents in respect of all matters involving Helix and its Special Committee, including but not limited to, the Proposal, the Meeting Requisition, the Special Committee’s investigation and the Concerned Shareholder’s proxy solicitation. A total of $2,074,000 has been reimbursed to date. Additional amounts may have to be reimbursed in future quarters once all of the out-of-pocket expenditures in connection with the foregoing matters are concluded. The mandate of the Special Committee and the engagement of Ernst & Young LLP have been terminated.

During the fiscal 2012 second quarter ended January 31, 2012, the Company transferred $2,639,000 into escrow with Computershare Trust Company of Canada. Such amount represented the total change of control severance amounts that could be required to be paid to certain key employees in the event of a change of control, as defined in their employment agreements. As a result of the Settlement Agreement, such a change of control has not occurred. As a result, $1,567,000 was returned to the Company of the $2,639,000 which was originally placed in escrow. Remaining in escrow as at March 16, 2012 is $1,072,000, to be paid to Dr. Donald Segal, as his agreed upon change of control payment, upon termination of his employment with the Company.

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HELIX BIOPHARMA CORP.
Notes to Condensed Unaudited Interim Consolidated Financial Statements
For the three and six month periods ended January 31, 2012 and 2011
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

17.	Comparative figures

The comparative condensed unaudited interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s condensed unaudited interim consolidated financial statements. Specifically, special committee and settlement agreement expense has been separately disclosed in the Company’s condensed consolidated statement of net loss and comprehensive loss for the three and six month periods ended January 31, 2012 and 2011. In prior financial statement disclosures, special committee and settlement agreement expenses were included within operating, general and administration expense.

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